FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Report of the directors of Telefónica Móviles, S.A. on the plan for the merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A.	32

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby encloses to this document the Report of the Directors of Telefónica Móviles, S.A. in relation to the proposed resolution on the merger of Telefónica S.A. and Telefónica Móviles, S.A. to be adopted by the shareholders meetings of each company, to be held on June 20 and June 21st , 2005 at first and second call respectively.

"This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions".

REPORT OF THE DIRECTORS OF TELEFÓNICA MÓVILES, S.A. ON THE PLAN FOR THE MERGER BY ABSORPTION OF TELEFÓNICA MÓVILES, S.A. BY TELEFÓNICA, S.A.

Madrid, May 12, 2006

CONTENTS

1. LEGAL ASPECTS OF THE MERGER

1.1 General characteristics

1.2 Applicable legislation

1.3 Choice of TELEFÓNICA as absorbing company

1.4 Legal procedure for the merger

1.4.1 Merger Plan and exchange ratio

1.4.2 Deposit of the Merger Plan

1.4.3 Independent expert’s report

1.4.4 Directors’ report

1.4.5 Call of the Shareholders’ Meetings to deliberate on and, if appropriate, approve the merger

1.4.6 Publication of the merger resolutions and period for opposition by creditors

1.4.7 Merger deed

1.4.8 Performance of the exchange

1.5 Share exchange procedure

1.6 Option plan on shares of TELEFÓNICA MÓVILES

1.7 Bylaw amendments at the Absorbing Company

1.8 Administrative aspects

1.9 Tax regime applicable

2. ECONOMIC ASPECTS

2.1 Strategic justification for the merger

2.2 Merger balance sheet

2.3 Exchange ratio

2.4 Real value of the assets of TELEFÓNICA MÓVILES and TELEFÓNICA

2.4.1 Real value of the assets of TELEFÓNICA MÓVILES

2.4.2 Real value of the assets of TELEFÓNICA

2.5 Valuation criteria

2.5.1 Morgan Stanley

2.5.2 Lehman Brothers

2.6 Comparison with the criteria envisaged for de-listing offers

2.6.1 Morgan Stanley

2.6.2 Lehman Brothers

2.7 Conclusions

This Report has been drawn up by the Directors of TELEFÓNICA MÓVILES, S.A. in accordance with the provisions of Article 237 of the Revised Corporations Law, approved by Legislative Royal Decree 1564/1989, of December 22 (hereinafter the "Corporations Law"), in order to examine and justify in detail, for the purposes required by the legislation in force, the Plan for the merger (hereinafter the "Plan" or the "Merger Plan") of the companies TELEFÓNICA MÓVILES, S.A. (absorbed company, hereinafter, "TELEFÓNICA MÓVILES") and TELEFÓNICA, S.A. (absorbing company, hereinafter, "TELEFÓNICA"), which has been deposited in Madrid Mercantile Registry on April 3, 2006.

It is noted for the record that all the nominee Directors appointed at the request of TELEFONICA, that is, Mr. Corominas Vila, Mr. Lada Díaz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr, Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Burillo Azcárraga and Mr. Almansa Moreno-Barreda have abstained themselves from participating in the deliberations concerning the approval of this Report and, therefore, have abstained from subscribing it, because they understand they are subject to a conflict of interest.

1 LEGAL ASPECTS OF THE MERGER

1.1 General characteristics

In accordance with the provisions of the Merger Plan, the terms of which are deemed to be reproduced herein insofar as necessary, the planned merger will consist of the absorption of TELEFÓNICA MÓVILES by TELEFÓNICA with the termination, through the dissolution without liquidation, of TELEFÓNICA MÓVILES and the transfer of all its net worth to TELEFÓNICA, which will acquire, by universal succession, the rights and obligations of the absorbed company.

Said universal transfer involves the acquisition in a single act of all the assets and liabilities which sum up the net worth of TELEFÓNICA MÓVILES: therefore, all property, rights and obligations are transferred and, in general, all legal relations of the absorbed company which are maintained in force although the party to them is changed, except for cases in which, due to the will of the parties or under a statutory provision, the change of a party to the specific legal relation involves the termination of such relation.

Simultaneously, the merger means that the shareholders of TELEFÓNICA MÓVILES are incorporated into the shareholders of TELEFÓNICA, by means of the allotment to them of shares representing part of the latter’s capital, in proportion to their respective stake in the capital of TELEFÓNICA MÓVILES, under the terms established in the Plan.

1.2 Applicable legislation

The basic corporate legislation on mergers is contained in Articles 233 to 251 of the Corporations Law and in Articles 226 to 234 of the Mercantile Registry Regulations.

1.3 Choice of TELEFÓNICA as absorbing company

The choice of TELEFÓNICA as absorbing company is due to the fact that TELEFÓNICA holds in TELEFÓNICA MÓVILES a stake of 92.50% in its capital stock.

As of the date of the Merger Plan, TELEFÓNICA was direct or indirect holder of 4,003,900,749 shares of TELEFÓNICA MÓVILES, representing 92.457% of its capital stock. Following the signature of the Plan, TELEFÓNICA has acquired 2,000,000 shares of TELEFÓNICA MÓVILES and, in accordance with the provisions of section 1.2 of the Merger Plan, it has also acquired the package of 927,917,620 shares of TELEFÓNICA MÓVILES, representing 21.427% of its capital stock, held up to that time by TELEFÓNICA INTERNACIONAL, S.A.U., a company which is in turn wholly owned by TELEFÓNICA, allowing the stake of TELEFÓNICA in TELEFÓNICA MÓVILES to be direct in its entirety, the generation of indirect treasury stock as a result of the performance of the merger being thus avoided. The acquisition of the above-mentioned 927,917,620 shares of TELEFÓNICA MÓVILES has been performed at the average listed price of the share of TELEFÓNICA MÓVILES from its flotation until the date of signature of the Merger Plan (calculated as the weighted average per volume of the closing prices of each day from the flotation until March 28, 2006), which amounts to the sum of 8.653 euros per share. As a result of such transactions, TELEFÓNICA is now direct holder of 4,005,900,749 shares of TELEFÓNICA MÓVILES, representing 92.50% of its capital stock.

1.4 Legal procedure for the merger

1.4.1 Merger Plan and Exchange Ratio

For the performance of the merger, the Corporations Law requires the directors of the companies participating in the transaction to draw up a merger plan.

For these purposes, on March 29, 2006, all the directors of TELEFÓNICA MÓVILES and TELEFÓNICA (with the exceptions indicated in the document itself) approved and signed the Merger Plan.

The Merger Plan provides for an exchange ratio, without any additional cash compensation, of four (4) shares of TELEFÓNICA, each with a par value of euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each with a par value of fifty cents of a euro (€0.5).

1.4.2 Deposit of the Merger Plan

In accordance with the provisions of Article 226 of the Mercantile Registry Regulations, a copy of such Plan was deposited in Madrid Mercantile Registry on April 3, 2006.

The deposit of the Merger Plan in Madrid Mercantile Registry was published in the Official Gazette of the Mercantile Registry on April 17, 2006.

1.4.3 Independent expert’s reportn

Furthermore, pursuant to the provisions of Article 236 of the Corporations Law, the directors of TELEFÓNICA MÓVILES and TELEFÓNICA requested, on March 30, 2006, from the Madrid Mercantile Registrar, as Registrar for the place where the absorbing company is located, the appointment of a single common independent expert to report on the Merger Plan.

On April 4, 2006, the Madrid Mercantile Registrar appointed KPMG Auditores, S.L. as an independent expert to issue a single report on the Merger Plan and the net worth contributed by the company which is dissolved.

Within the period established by law, and after having requested and obtained a deferral of it, the above-mentioned independent expert has issued his report, with the following conclusion:

"a) The valuation methodologies used in the determination of the real value of the Companies are adequate in the context and the circumstances of the operation proposed, the exchange rate envisaged in the Merger Plan being justified.

b) The net worth contributed by the absorbed company are equal at least to the maximum amount of the increase of capital of the absorbing company envisaged in the Merger Plan."

1.4.4 Directors’ report

The directors of TELEFÓNICA MÓVILES, with the exceptions which are stated at the end of the document, have approved and signed on the date hereof this Report explaining and justifying in detail the legal and economic aspects of the Merger Plan, with specific reference to the exchange ratio, all in compliance with the provisions of Article 237 of the Corporations Law.

 1.4.5 Call of the Shareholders’ Meetings to deliberate on and, if appropriate, approve the merger

The above-mentioned requirements having been met, the Boards of Directors of TELEFÓNICA MÓVILES and TELEFÓNICA will pass resolutions to call their respective Shareholders’ Meetings for the purpose of deliberating on and, if appropriate, approving the planned merger. It is envisaged that the Shareholders’ Meeting of TELEFÓNICA MÓVILES will be called to be held on June 20, 2006, at first call, and on June 21, 2006, at second call; and that the Shareholders’ Meeting of TELEFÓNICA will be called to be held on June 20, 2006, at first call, and on June 21, 2006, at second call.

In accordance with the provisions of Article 238 of the Corporations Law, when the notice of call of the Shareholders’ Meeting is published, the following documents will be made available to the shareholders, bondholders and holders of special rights other than shares, as well as the workers’ representatives, for examination at the registered office:

        Merger Plan.

        Report of the independent expert on the Merger Plan.

        Report of the directors of TELEFÓNICA MÓVILES and of TELEFÓNICA on the Merger Plan.

        Financial statements and management report of the last three financial years of TELEFÓNICA MÓVILES and of TELEFÓNICA, with the relevant auditors’ report.

        The merger balance sheet of TELEFÓNICA MÓVILES and of TELEFÓNICA, which coincide with the last annual balance sheet of each company, with the relevant auditors’ report.

        Current bylaws of TELEFÓNICA MÓVILES and of TELEFÓNICA.

        List of first names, surnames and age, in the case of individuals, or the corporate name, in the case of legal entities, and in both cases, the nationality and address of the directors of TELEFÓNICA MÓVILES and of TELEFÓNICA, as well as the date from which they hold office and, where relevant, the same data of those who are going to be proposed as directors as a result of the merger.

In addition, in accordance with the provisions of Article 240.2 of the Corporations Law, the shareholders, bondholders and holders of special rights other than shares may request, from the date of publication of the notice of call of the respective Shareholders’ Meetings, the delivery or the dispatch free of charge of the documents listed above.

All documents mentioned above will be accessible, from the date of the notice of call, by telematic means, on the web page of TELEFÓNICA MÓVILES (www.telefonicamoviles.com).

1.4.6 Publication of the merger resolutions and period for opposition by creditors

In accordance with the provisions of Article 242 of the Corporations Law, the merger resolution will be published at least three times in the Official Gazette of the Mercantile Registry and once in two large-circulation newspapers in Madrid.

Once these notices have been published, which will indicate the right of the shareholders and creditors of TELEFÓNICA MÓVILES and TELEFÓNICA to obtain the full text of the merger resolutions and of the merger balance sheets, the one-month period will commence for the creditors of the companies which are merged to oppose the merger until the undue claims at the time of publication are guaranteed, in accordance with Article 243 of the Corporations Law.

1.4.7 Merger deed

Once the appropriate merger resolutions have been adopted, the notices have been published and the statutory period has elapsed without any creditor having exercised his right of opposition or, where relevant, the claims of creditors who have exercised such right have been paid or duly guaranteed, the appropriate merger deed will be executed.

The aforementioned deed will be presented for registration in Madrid Mercantile Registry, the Mercantile Registrar being requested to cancel the registered entries of TELEFÓNICA MÓVILES.

1.4.8 Performance of the exchange

Once the equivalent documentation referred to in Articles 26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4, if necessary, has been submitted to the National Securities Market Commission, and the merger deed has been registered in Madrid Mercantile Registry, the shares of TELEFÓNICA MÓVILES will be exchanged for shares of TELEFÓNICA under the terms established in the Merger Plan, which are described in the next section.

1.5 Share exchange procedure

The procedure for the exchange of the shares of TELEFÓNICA MÓVILES for shares of TELEFÓNICA is described in section 5 of the Merger Plan.

For these purposes it is placed on record that TELEFÓNICA, as of the date of the Merger Plan, directly or indirectly held 4,003,900,749 shares of TELEFÓNICA MÓVILES, representing 92,457% of its capital stock. As described in section 1.3 above, following the signature of the Plan, TELEFÓNICA has acquired 2,000,000 shares of TELEFÓNICA MÓVILES and, in accordance with the provisions of section 1.2 of the Merger Plan, has also acquired the package of 927,917,620 shares of TELEFÓNICA MÓVILES, representing 21.427% of its capital stock, held up to that time by TELEFÓNICA INTERNACIONAL, S.A.U. As a result of such transactions, TELEFÓNICA is now direct holder of 4,005,900,749 shares of TELEFÓNICA MÓVILES, representing 92.50% of its capital stock.

Due to the requirements of Article 249 of the Corporations Law and the legislation on own shares, the shares of TELEFÓNICA MÓVILES in the possession of TELEFÓNICA will not be exchanged for shares of TELEFÓNICA.

It is also placed on record that, as of the date of the Merger Plan, TELEFÓNICA MÓVILES was holder of 1,599 of its own shares as treasury stock and had a call option on 20,957,784 own shares assigned to the hedging of the stock option plan of TELEFÓNICA MÓVILES (the MOS Plan), belonging to Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., that were subscribed by these entities under the terms of the reduced informative prospectus verified by the National Securities Market Commission on February 28th, 2001. TELEFÓNICA MÓVILES will acquire the aforementioned 20,957,784 own shares and will use the relevant portion for the liquidation of the MOS Plan.

The shares which TELEFÓNICA MÓVILES ultimately holds as treasury stock as a result of the provisions of the previous paragraph (at most 20,959,383 own shares), may not be exchanged either, in accordance with the provisions of Article 249 of the Corporations Law and like provisions.

In addition, TELEFÓNICA or TELEFÓNICA MÓVILES will acquire or sell on the market, before the execution of the merger, the necessary portion of shares of TELEFÓNICA MÓVILES so that the number of shares of TELEFÓNICA MÓVILES which are to be exchanged is an exact multiple of the exchange ratio.

Having regard to the foregoing, if it is assumed that (i) TELEFÓNICA does not modify its current stake in TELEFÓNICA MÓVILES (4,005,900,749 shares representing 92.50% of its capital stock); and (ii) on the date of performance of the exchange TELEFÓNICA MÓVILES does not have more treasury stock other than the 1,599 own shares mentioned in section 5 of the Merger Plan, the maximum number of shares of TELEFÓNICA MÓVILES which would be exchanged would be 324,648,548 shares. If all of the shares of TELEFÓNICA MÓVILES allocated to the hedging of the MOS Plan were acquired and held as treasury stock by TELEFÓNICA MÓVILES, the number of shares of the latter which would be exchanged would be 303,690,764 shares. Consequently, the number of shares of TELEFÓNICA which must be transferred in order to meet the merger exchange will range from 242,959,611 to 259,718,838 shares, i.e. between 4.94% and 5.28% of the capital stock of TELEFÓNICA.

Nevertheless, taking into consideration the terms and conditions of the MOS Plan and the liquidation transactions performed to this date, TELEFÓNICA and TELEFÓNICA MÓVILES have concluded that the number of shares of TELEFÓNICA MÓVILES that will be held in treasury stock at the moment of the registration of the merger will be, of a minimum, of 19,009,513 and, therefore, that the number of shares of TELEFÓNICA MÓVILES that will be exchanged will not exceed 305,640,634. Consequently, the number of shares of TELEFONICA needed to meet the exchange will be, of a maximum, of 244,512,507.

Considering the above and taking into account that TELEFÓNICA is the current owner of a total of 244.527.541 own shares in treasury stock, it is foreseen that to meet the exchange derived from the merger, TELEFÓNICA uses only treasury stock, reason why it would not be necessary that TELEFONICA issues new shares for this purpose. For this and since the date of the merger resolution, TELEFONICA will immobilize 244,512,507 own shares, without detriment of, once determined, within the established maximum, the definite number of shares of TELEFONICA needed to meet the exchange, the number of shares immobilized will be adjusted accordingly to match the latter amount mentioned.

The exchange will occur, as has been referred to, once the equivalent documentation referred to in Articles 26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4 has been submitted to the National Securities Market Commission, if necessary, and the merger deed has been registered in the Madrid Mercantile Registry, and will be carried out, with the collaboration of a financial institution, from the date indicated in the notices to be published in one of the high circulation newspapers in Madrid and in the Official Gazettes of the Spanish Stock Exchanges and, where relevant, in the Official Gazette of the Mercantile Registry.

The exchange of the shares of TELEFÓNICA MÓVILES for the shares of TELEFÓNICA will be carried out through the participating entities in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) which are depositories of the shares, in accordance with the procedures established for the book entries system, in accordance with the provisions of Royal Decree 116/1992, of February 14, applying the provisions of Article 59 of the Corporations Law, insofar as applicable.

In accordance with the provisions of paragraph (d) of section 5 of the Merger Plan, the shareholders of TELEFÓNICA MÓVILES who are holders of shares which represent a fraction of the number of shares of TELEFÓNICA established as the exchange ratio may acquire or transfer shares in order to exchange them according to such exchange ratio. The appropriate decisions for these purposes, either to purchase or sell on the market shares of TELEFÓNICA MÓVILES, in order to reach a number of shares of TELEFÓNICA MÓVILES which is a multiple of five must be taken by each shareholder individually.

Without prejudice to the foregoing and pursuant to the provisions of the above-mentioned section 5 of the Plan, the Boards of Directors of TELEFÓNICA MÓVILES and TELEFÓNICA, after the appropriate conversations, have considered it appropriate to submit to their respective Shareholders’ Meetings the approval of a mechanism aimed at facilitating the performance of the exchange for shareholders of TELEFÓNICA MÓVILES who are holders of a number of shares which is not a multiple of five (5). The fundamental terms and conditions of that mechanism are as follows:

      Since the exchange ratio of the merger is equivalent, in unitary terms, to the transfer of one share of TELEFÓNICA for every 1.25 shares of TELEFÓNICA MÓVILES, at the end of the last stock market session of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges, each shareholder of TELEFÓNICA MÓVILES who, by applying the above-mentioned unitary ratio, is entitled to receive a whole number of shares of TELEFÓNICA and has left over fractions of shares of TELEFÓNICA MÓVILES of less than 1.25, may transfer such fractions to the purchaser of fractions which is appointed for such purpose by TELEFÓNICA MÓVILES and TELEFÓNICA (hereinafter the "Fractions Agent"), on the understanding that for the calculation of the fraction of each shareholder position the total amount of the shares of TELEFÓNICA MÓVILES which form that position will be taken into account.

      Likewise, any shareholder of TELEFÓNICA MÓVILES who is holder of a number of shares of TELEFÓNICA MÓVILES below 1.25 may transfer such shares to the Fractions Agent.

      It will be understood that each shareholder of TELEFÓNICA MÓVILES avails of the system of acquisition of fractions provided herein, without having to send instructions to the relevant participating entity in IBERCLEAR, which will report him the result of the transaction once it is concluded.

      Having regard to the exchange ratio agreed, it is placed on record that, irrespective of the number of shares which form each shareholder position, the only cases of acquisition of fractions which may occur are as follows:

Number of shares of TELEFÓNICA MÓVILES	Corresponding shares of TELEFÓNICA under the exchange	Fraction of shares of TELEFÓNICA MÓVILES subject to the system of acquisition of fractions
1	0	1
2	1	0.75
3	2	0.5
4	3	0.25
5	4	0

      Consequently, in any shareholder position, if a fraction exists, this will range from a minimum of 0.25 to a maximum of 1 share of TELEFÓNICA MÓVILES.

      The purchase price of the fractions will be determined according to the arithmetical average of the weighted average changes of the shares of TELEFÓNICA MÓVILES on the Stock Market Interconnection System (Continuous Market) during the last three stock market sessions of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges.

      If the fraction in question consists of one share of TELEFÓNICA MÓVILES, its purchase price will be the arithmetical average of the weighted average changes of the shares of TELEFÓNICA MÓVILES on the Stock Market Interconnection System (Continuous Market) during the last three stock market sessions of TELEFÓNICA MÓVILES; similarly, if the fraction in question is not one share, the purchase price thereof will be calculated on the basis of the same criterion as is agreed herein but in the appropriate proportion of the specific amount of the fraction.

      The entity which is appointed as Fractions Agent, acting in its own name and on its own behalf, will acquire the fractions of shares which are left over in the positions which exist at the end of the last stock market session of TELEFÓNICA MÓVILES on the Spanish Stock Exchanges. The shares or portions of shares of TELEFÓNICA MÓVILES acquired by the Fractions Agent will be exchanged for the appropriate shares of TELEFÓNICA according to the proposed exchange ratio.

  1.6 Option plan on shares of TELEFÓNICA MÓVILES

  In accordance with the provisions of the Merger Plan, the option plan on shares of TELEFÓNICA MÓVILES (the MOS Plan) ended on January 3, 2006 and is currently at the liquidation stage.

  In this respect, TELEFÓNICA MÓVILES was holder of a put option on 20,957,784 shares of its own assigned to the hedging of the MOS Plan, it being envisaged that the liquidation thereof will have concluded prior to the execution of the planned merger, although TELEFÓNICA will succeed TELEFÓNICA MÓVILES as the entity bound in relation to any pending obligation arising from the aforementioned liquidation.

  TELEFÓNICA MÓVILES will acquire the aforementioned 20,957,784 own shares by exercising its call option and will use the relevant part for the liquidation of the MOS Plan.

  1.7 Bylaw amendments at the Absorbing Company

  No bylaw amendments will be carried out at TELEFÓNICA as a result of the merger.

  1.8 Administrative aspects

  Finally, section 15 of the Merger Plan provides that the validity of the merger is subject to the issue of the notices and to the obtainment of the appropriate authorizations and registrations in Spain and in other jurisdictions in which both companies are present.

  It is not envisaged that it will be necessary to make or obtain authorizations or registrations in Spain or in other jurisdictions in which both companies are present in order for the merger to be valid. However, it may be necessary, when the merger has been completed, to obtain certain administrative authorizations in Ecuador and Panama in order to implement the operation in these countries. Furthermore, once the merger has been completed, it will be necessary to inform the relevant authorities regarding the change of ownership of certain subsidiaries of TELEFÓNICA MÓVILES.

  Finally, in accordance with the provisions of the Merger Plan, before the registration of the merger, the equivalent documentation referred to in Articles 26.1.d), 41.1.c) and like provisions of Royal Decree 1310/2005, of November 4 will be submitted, if necessary, to the National Securities Market Commission.

  1.9 Tax regime applicable

  In this case the conditions required in the Revised Corporate Income Tax Law, approved by Legislative Royal Decree 4/2004, are fulfilled so that the planned merger may benefit from the special tax regime established in Chapter VIII of Title VII and the second additional provision of the above-mentioned Revised Law.

  In this respect, in accordance with the provisions of the Merger Plan, a proposal will be made to the Shareholders’ Meetings of TELEFÓNICA MÓVILES and TELEFÓNICA to adopt the resolution to apply the above-mentioned special tax regime to the merger.

  2 ECONOMIC ASPECTS

  2.1 Strategic justification for the merger

  As mentioned in the Merger Plan, the situation in the telecommunications marketing in general and in the mobile telecommunications markets in particular, has varies significantly in the last years. These changes in the competition environment, technology, and clients’ needs have brought about the convenience to amend the strategic model on which to base the growth of the business that TELEFONICA and TELEFONICA MOVILES have been developing independently until now.

  Synthetically, these changes have been particularly apparent in the following areas:

    There have been major changes in the market and in the competition, aimed at allowing the commercial distribution of combined offers including fixed and mobile telephony, broadband and audiovisual services that include (i) the appearance of great mobile operators that enjoy the benefits of scale and scope economies, (ii) the competition of operators that combine scale benefits with an integrated offer of fixed and mobile services, (iii) the appearance of several services providers without differentiating the network or device through they are connecting, or (iv) regulatory changes, which are aimed at allowing the entry of new commercial competitors, thus encouraging the establishment of virtual mobile operators or increasing the broadband offer by making it compulsory to allow clients to use the access loop.

    Significant technological changes that can be summarizes as follows: (i) a tendency to develop – fixed and mobile – telecommunication networks based on the so called "IP Protocol", in such a way that both the establishment of communication networks and the development of related services will develop in this IP environment, thus removing most of the barriers existing between mobile and fixed networks services enabling significant scale economies in the future investment of these networks and platforms, (ii) the development of new hybrid terminals that can connect fixed and mobile networks and access all types of multimedia contents; and (iii) the development of third generation mobile networks with voice, data, internet and multimedia contents.

    Finally, from the demand side, clients are starting to see mobile phones as indispensable item in their voice communications, not only in terms of mobility. Likewise, the fast penetration of the use of the Internet is producing a considerable growth of broadband technology and an increasing demand for these means of access to be available from fixed or mobile terminals indistinctly. In conclusion, increasingly more and more clients demand services and solutions for communications, information and entertainment in their fixed broadband access and at the same time they require equivalent services and solutions through mobile telecommunications.

    The changes mentioned above have had a fundamental impact in fixed and mobile operators in the last few years, forcing them to make their business plans and their strategies progress in order to acquire a higher flexibility which allows a faster adaptation to the market and, consequently, higher competitivity and future growth.

    In this context, the Boards of Directors of TELEFÓNICA MÓVILES believe that the focus in a strategy of higher orientation to clients` needs relating to communication, entertainment and information services as a whole and, more specifically, for each specific client segment, combining the communication platforms available in each market in the most optimum manner will produce a very positive effect, ensuring the growth in the penetration of mobile and fixed broadband services, and a higher clients` fidelity by means of a wider offer of new services and solutions, reinforcing the competitive position and allowing a greater acceleration of the growth pace, specifically fundamental in markets with higher penetration. Likewise, it will increase the efficiency in the use of infrastructures, specifically concerning the development of the fixed and mobile broadband, this providing our clients with more possibilities of use and, therefore, more value to the shareholders of TELEFÓNICA MÓVILES and TELEFÓNICA and facilitating the achievement of a profitable and sustainable growth.

    The merger proposal between TELEFÓNICA and TELEFÓNICA MÓVILES responds to these needs of adapting their current business strategy to the new competitive environment described above. The Board of Directors of TELEFÓNICA MÓVILES consider that the planned merger is the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES, and allowing the shareholders of TELEFÓNICA MÓVILES to become shareholders of TELEFÓNICA, for sure one of the most liquid companies in the Spanish market, thus consolidating the shareholding basis of both companies.

  2.2 Merger balance sheet

  In accordance with the provisions of section 1 of Article 239 of the Corporations Law, the annual balance sheets of TELEFÓNICA MÓVILES and TELEFÓNICA as of December 31, 2005 will be deemed to be the merger balance sheets. Such balance sheets have been verified by the auditors of the companies participating in the merger.

  It is placed on record that no significant changes have occurred in the net worth of either TELEFÓNICA MÓVILES or TELEFÓNICA between the date of the Merger Plan and the date of this Report.

  2.3 Exchange ratio

  The exchange ratio proposed in the Merger Plan, which has been determined on the basis of the real value of the corporate net worth of TELEFÓNICA MÓVILES and TELEFÓNICA, is, without any additional cash compensation, four (4) shares of TELEFÓNICA, each with a par value of one euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each with a par value of fifty cents of a euro (€0.5).

  In establishing the above-mentioned exchange ratio, the following dividends which TELEFÓNICA MÓVILES and TELEFÓNICA plan to distribute, as described in section 8 of the Merger Plan, have been taken into account:

    By TELEFÓNICA MÓVILES:

      Dividend previously notified: Payment of a gross dividend of 0.205 euros per share of TELEFÓNICA MÓVILES from the distributable profit for the year 2005 and from unrestricted reserves. The proposal of such distribution was approved by the Board of Directors at its meeting of February 27, 2006 and notified to the market the following day and the validity of which is subject to the approval thereof by the Ordinary Shareholders’ Meeting of TELEFÓNICA MÓVILES. Since it is envisaged that this dividend will be paid on July 21, 2006, before the registration of the merger, only the shareholders of TELEFÓNICA MÓVILES will benefit and, consequently, it has been taken into account for the calculation of the exchange ratio.

      Dividends proposed by the Board of Directors of TELEFÓNICA MÓVILES for the approval thereof by the Shareholders’ Meeting, in the framework of the negotiation between TELEFÓNICA and TELEFÓNICA MÓVILES and the validity of which is subject to the approval of the planned merger by the Shareholders’ Meetings of both companies:

        The payment of a gross dividend of 0.085 euros per share of TELEFÓNICA MÓVILES from the share premium reserve and other unrestricted reserves.

        The payment of a gross interim dividend of 0.35 euros per share of TELEFÓNICA MÓVILES from the results obtained from January 1 to March 28, 2006.

      The above-mentioned two proposals are also subject to the condition that the planned merger is approved by the Shareholders’ Meetings of both companies.

      If these two proposals are approved by the Ordinary Shareholders’ Meeting of TELEFÓNICA MÓVILES and if the above-mentioned condition is fulfilled, the dividends to which such proposals refer (of a total gross amount of 0.435 euros per share of TELEFÓNICA MÓVILES) will be paid on July 21, 2006. Consequently, only the shareholders of TELEFÓNICA MÓVILES will benefit from this distribution and, consequently, it has been taken into account for the formulation of the exchange ratio.

    By TELEFÓNICA:

      The payment of a gross interim dividend of 0.25 euros per share, from the results of the year ended December 31, 2005, paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and notified to the market on the same day. The shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA as a result of the merger do not benefit from that dividend. Consequently, it has been taken into account for the formulation of the exchange ratio.

      As notified to the market on February 28, 2006, the Board of Directors of TELEFÓNICA intends to distribute in 2006 an additional gross dividend of 0.25 euros per share. This dividend will be paid in any event after the registration of the merger in Madrid Mercantile Registry. Unlike the terms of the dividend mentioned above in section (i), both the shareholders of TELEFÓNICA and the shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA as a result of the merger will benefit from this dividend. Consequently, it has not been taken into account for the calculation of the exchange ratio.

  2.4 Valuation of TELEFÓNICA MÓVILES and TELEFÓNICA

    2.4.1 Valuation of TELEFÓNICA MÓVILES

    According to the financial advice received, the real value of the net worth of TELEFÓNICA MÓVILES used to calculate the exchange ratio was €44,172 million. This value represents a value per share of €10.20 and includes the adjustments for (a) the interim dividend declared by TELEFÓNICA MÓVILES of €0.205 per share from the results of the year ended December 31, 2005, which will be paid on July 21, 2006 to the current shareholders of TELEFÓNICA MÓVILES; and (b) the extraordinary dividend of €0.435 per share approved by the Board of Directors of TELEFÓNICA MÓVILES on March 29, 2006. The real value of the net worth of TELEFÓNICA MÓVILES is obtained by multiplying the value per share of €10.20 by the total number of shares of TELEFÓNICA MÓVILES of 4,330.55 million.

    The exchange ratio resulting from this value and of the value of the shares of TELEFONICA as mentioned below is among the ranges that derive from the application of the different methodologies of valuation as described in the reports of Morgan Stanley & Co. Limited and Lehman Brothers Europe Limited.

    2.4.2 Valuation of TELEFÓNICA

    According to the financial advice received, the real value of the net worth of TELEFÓNICA used to calculate the exchange ratio was €60,297 million. This amount was calculated on the basis of the closing price of TELEFÓNICA on March 28, 2006 (€13.00 per share) adjusted by a total of €0.25 per share in relation to the dividend declared by TELEFÓNICA (not payable to the shareholders of TELEFÓNICA MÓVILES in relation to the shares of TELEFÓNICA which they would receive in accordance with the merger resolution) which is distributed on account of the results of the year ended December 31, 2005, and which will be paid on May 12, 2006 to the current shareholders of TELEFÓNICA. The real value of the net worth of TELEFÓNICA is obtained by multiplying such adjusted closing price of €12.75 per share, by a total of shares of TELEFÓNICA of 4,729.21 million, excluding the shares held as treasury stock.

  2.5 Valuation criteria

  TELEFÓNICA MÓVILES hired the services of Morgan Stanley & Co. Limited ("Morgan Stanley") as financial adviser in relation to the merger and to advise TELEFÓNICA MÓVILES in the process of valuation of TELEFÓNICA MÓVILES and TELEFÓNICA (jointly referred to as the "Companies") and in the determination and justification by TELEFÓNICA MÓVILES of the exchange ratio proposed for the merger, and for the issue of a fairness opinion on the planned transaction.

  TELEFÓNICA MÓVILES also hired the services of Lehman Brothers Europe Limited ("Lehman Brothers") as appraiser for this transaction and for the issue of another fairness opinion on the planned transaction.

  On March 29, 2006 both entities each issued a fairness opinion in relation to the merger addressed to the Board of Directors of TELEFÓNICA MÓVILES, in which it was concluded that, on the basis of and subject to the terms of the documents mentioned, the exchange ratio of the merger, taking into account the dividends to be distributed prior to the execution of the transaction, is fair from a financial perspective for the shareholders of TELEFÓNICA MÓVILES other than TELEFÓNICA.

  It is also placed on record that Credit Suisse Securities (Europe) Limited, as financial adviser of TELEFÓNICA for this transaction, has expressed to the Board of Directors of that company its opinion that the exchange ratio is fair for the shareholders of TELEFÓNICA.

  With the advice of both entities, TELEFÓNICA MÓVILES performed the appropriate evaluations of the Companies and on the basis of same and following negotiation with TELEFÓNICA under market conditions, it decided the financial terms of the merger which are shown in the Merger Plan. In this respect it is placed on record that the extraordinary dividends of a total gross amount of 0.435 euros per share which it is envisaged that TELEFÓNICA MÓVILES will distribute to its shareholders prior to the merger were not initially envisaged in the proposal for the merger of TELEFÓNICA and are the result of such negotiation.

  Morgan Stanley and Lehman Brothers carried out various valuation analyses of the Companies in relation to the preparation of their respective fairness opinions. A summary is provided in sections 2.5.1 and 2.5.2 below, separately, of each of the relevant analyses conducted by each of the above-mentioned entities.

    2.5.1 Morgan Stanley

    A summary is included below of the principal financial valuation analyses carried out by Morgan Stanley in relation to the preparation of its fairness opinion.

    Trading Range Analysis

    Morgan Stanley reviewed the range of closing prices of TELEFÓNICA and TELEFÓNICA MÓVILES shares for various periods ending on March 28, 2006. Morgan Stanley observed the following price ranges:

Period ending March 28, 2006	TELEFÓNICA	TELEFÓNICA MÓVILES
Current	€ 13.00	€ 10.74
Last Seven Days	€ 13.00 - € 13.27	€ 10.74 - € 10.95
Last Thirty Days	€ 13.00 - € 13.47	€ 9.75 - € 10.95
Last Three Months	€ 12.22 - € 13.47	€ 8.80 - € 10.95
Last Six Months	€ 12.22 - € 14.11	€ 8.53 - € 10.95
Last Twelve Months	€ 12.22 - € 14.11	€ 8.35 - € 10.95
Since TELEFÓNICA MÓVILES’ IPO (Nov 22, 2000)	€ 6.79 - € 18.11	€ 4.90 - € 11.09

    Sum-of-the-parts Comparable Companies Analysis

    Morgan Stanley compared certain financial information of TELEFÓNICA and TELEFÓNICA MÓVILES with publicly available consensus financial estimates for other companies that shared similar business characteristics to TELEFÓNICA and TELEFÓNICA MÓVILES, respectively.

    Morgan Stanley used a sum-of-the-parts comparable valuation for both TELEFÓNICA and TELEFÓNICA MÓVILES, valuing the major assets of each of TELEFÓNICA and TELEFÓNICA MÓVILES. Morgan Stanley estimated the value of TELEFÓNICA MÓVILES as the sum of the values of its Spanish and Latin American businesses. Morgan Stanley estimated the value of TELEFÓNICA as the sum of the values of TELEFÓNICA MÓVILES and TELEFÓNICA’S domestic and Latin American fixed-line businesses, plus the value of its other minority holdings.

    The companies used in this comparison included the following companies:

      With respect to TELEFÓNICA MÓVILES Spain: Cosmote.

      With respect to TELEFÓNICA MÓVILES Latin America: America Móvil, Millicom.

      With respect to TELEFÓNICA: Deutsche Telekom, France Telecom, Telecom Italia.

    For the purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (defined as market capitalization plus total debt less cash and cash equivalents, plus other adjustments) to estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization of the various companies within the TELEFÓNICA and TELEFÓNICA MÓVILES groups. Morgan Stanley applied this multiple to the 2006 expected earnings before interest, taxes, depreciation and amortization of TELEFÓNICA and TELEFÓNICA MÓVILES group companies, utilizing as information sources for TELEFÓNICA, publicly available consensus financial forecasts, and for TELEFÓNICA MÓVILES, financial forecasts prepared by the management of TELEFÓNICA MÓVILES.

    Based on TELEFÓNICA’S and TELEFÓNICA MÓVILES current outstanding shares and options, Morgan Stanley estimated the implied value per TELEFÓNICA and TELEFÓNICA MÓVILES share, respectively, as of March 28, 2006, as follows:

Calendar Year Financials	Aggregate Value Range (€Bn)	Implied 2006E AV/EBITDA (x)	Implied Share Price Range (€)
TELEFÓNICA MÓVILES group Aggregate Value to Estimated 2006 Earnings Before Interests, Taxes, Depreciation and Amortization	50.2 – 58.7	7.7 – 9.1	10.19 – 12.16
TELEFÓNICA group Aggregate Value to Estimated 2006 Earnings Before Interests, Taxes, Depreciation and Amortization	121.4 – 134.3	6.1 – 6.8	14.34 – 17.07

    No company utilized in the comparable companies analysis is identical to TELEFÓNICA or TELEFÓNICA MÓVILES. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TELEFÓNICA or TELEFÓNICA MÓVILES, such as the impact of competition on the businesses of TELEFÓNICA or TELEFÓNICA MÓVILES and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of TELEFÓNICA or TELEFÓNICA MÓVILES or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

    Discounted Cash Flow Analysis

    Morgan Stanley calculated the range of equity values per share for each of TELEFÓNICA and TELEFÓNICA MÓVILES based on a sum-of-the-parts discounted cash flow analysis.

    With respect to TELEFÓNICA MÓVILES, Morgan Stanley relied on TELEFÓNICA MÓVILES’ financial projections provided by the management of TELEFÓNICA MÓVILES for calendar years 2006 through 2009. Morgan Stanley also assumed that the existing relationship between TELEFÓNICA and TELEFÓNICA MÓVILES already captured synergies identified by TELEFÓNICA MÓVILES and that a merger did not improve the capacity to capture any material synergies. In arriving at a range of equity values per share of TELEFÓNICA MÓVILES shares, Morgan Stanley calculated the individual values of TELEFÓNICA MÓVILES’ assets in each country (Spain, Chile, Colombia, Ecuador, Morocco, Mexico, Nicaragua, Panama, Peru, Guatemala, El Salvador, Argentina, Uruguay, Venezuela and Brazil.) Country-by-country terminal values were calculated by applying a range of perpetual growth rates, including a mid-point rate of 2.0% for Spain and a mid-point average rate of 4.0% for the various Latin American countries. The unlevered free cash flows (earnings before interests, tax, depreciation and amortization, increased by investments in net working capital and decreased by capital and tax expenses) from calendar year 2006 through 2009 and the terminal value were then discounted to present values using different discount rates on a country-by-country basis, including a mid-point rate of 8.4% for Spain and a mid-point average rate of 13.9% for the various Latin American countries.

    With respect to TELEFÓNICA, Morgan Stanley relied on publicly available consensus financial forecasts for calendar years 2006 through 2010 from publicly available equity research analyst reports for the valuation of TELEFÓNICA’S fixed-line business, which was then added to the value of TELEFÓNICA MÓVILES and the value of TELEFÓNICA’S other minority holdings to obtain the aggregate value of the TELEFÓNICA group. In arriving at a range of equity values per share of TELEFÓNICA shares, Morgan Stanley calculated the terminal value by applying a mid-point perpetual growth rate of negative (1.5%) for the domestic fixed-line business and of 1.0% for the fixed-line Latin American business. The unlevered free cash flows from calendar year 2006 through 2010 and the terminal value were then discounted to present values using mid-point discount rates of 8.5% for the domestic fixed-line business and of 13.0% for the Latin American fixed-line business.

    The following table summarizes the results of Morgan Stanley’s analysis:

Key Assumptions	Implied Aggregate Value (€Bn)	Implied Equity Value (€Bn)	Implied Share Price (€)
TELEFÓNICA MÓVILES: mid-point perpetual growth rates of 2.0% for Spain and 4.0% average for Latin America and mid-point discount rates of 8.4% for Spain and 13.9% average for Latin America	64.6 – 70.1	58.5 – 64.0	13.51 – 14.79

    TELEFÓNICA: mid-point perpetual growth rates of -1.5% for Spanish Fixed Line and of 1.0% average for Latin America Fixed Line and mid-point discount rates of 8.5% for Spanish Fixed Line and of 13.0% average for Latin America Fixed Line

	130.1 – 139.2	76.5 – 85.6	16.16 – 18.11

    Equity Research Analysts’ Price Targets

    Morgan Stanley reviewed and analyzed future public market trading price targets for TELEFÓNICA and TELEFÓNICA MÓVILES shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of TELEFÓNICA and TELEFÓNICA MÓVILES shares. The range of equity analyst price targets reviewed for TELEFÓNICA and TELEFÓNICA MÓVILES were €12.70 - € 15.20 and €9.30 - €10.82, respectively.

    The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for TELEFÓNICA or TELEFÓNICA MÓVILES shares and these estimates are subject to uncertainties, including the future financial performance of TELEFÓNICA and TELEFÓNICA MÓVILES and future financial market conditions.

    Exchange Ratio Analysis

    Morgan Stanley reviewed the ratios of the volume weighted average prices of TELEFÓNICA shares divided by the corresponding volume weighted average prices of TELEFÓNICA MÓVILES shares over various periods ending March 28, 2006. Morgan Stanley compared the 1.25 exchange ratio, as set forth in TELEFÓNICA’S original proposal on Friday March 17, 2006 to the various implied exchange ratios. Morgan Stanley also compared the ratios of the prices of TELEFÓNICA and TELEFÓNICA MÓVILES shares implied by the sum-of-the-parts comparable companies analysis, the sum-of-the-parts discounted cash flow analysis’ and by future public market trading price targets for TELEFÓNICA and TELEFÓNICA MÓVILES prepared and published by equity research analysts.

    The following table presents the results of this analysis:

				Implied Price for TELEFÓNICA MÓVILES(1) (3)
Period	TELEFÓNICA Price (€)	TELEFÓNICA MÓVILES Pr. (€)	Exchange Ratio	Including Dividends	Excluding Dividends(2)
Share Price Development
Since TELEFÓNICA MÓVILES’ IPO (22-Nov-2000)	11.70	8.58	1.364	9.53	9.56
Last Twelve Months Average	13.13	9.35	1.404	9.26	9.28
Last Six Months Average	12.98	9.64	1.346	9.65	9.67
Last Thirty Days Average	13.24	10.59	1.250	10.40	10.40
Current as on 28-Mar-2006	13.00	10.74	1.210	10.74	10.74
TELEFÓNICA Offer
4 TELEFÓNICA’S shares for every TELEFÓNICA MÓVILES’ share	13.00		1.250	10.40	10.41
Sum-of-the-parts Trading Multiples (Midpoint)
2006E	15.71	11.17	1.406	9.24	9.27
2007E	15.73	11.28	1.394	9.32	9.35
Discounted Cash Flow (Midpoint)
Sum-of-the-parts Discounted Cash Flow	17.14	14.15	1.211	10.73	10.73
Broker Valuation (Midpoint)
Broker target prices	13.95	10.06	1.387	9.37	9.40

      Based on TELEFÓNICA’S share price of € 13.00 as of March 28, 2006.

      Dividends per share of €0.205 for TELEFÓNICA MÓVILES shareholders and €0.25 for TELEFÓNICA shareholders, payable on July 21, 2006 and May 12, 2006 respectively.

      For the purpose of the determination of the implied price of TELEFONICA MOVILES the extraordinary dividends of 0.435 euros per share for the shareholders of TELEFONICA MOVILES to be paid July 21st, 2006 have not been taken into account.

    2.5.2 Lehman Brothers

    A summary of the principal financial valuation analyses carried out by Lehman Brothers in relation to the preparation of its fairness opinion is included below.

    In order to assess the fairness of the exchange ratio offered by TELEFÓNICA, Lehman Brothers has compared:

        The trading value of TELEFÓNICA MÓVILES and the key transaction comparables to the price being offered based to the market value of TELEFÓNICA share; and

        The fundamental value of TELEFÓNICA MÓVILES based on DCF with an estimate of the equivalent fundamental value of TELEFÓNICA calculated using similar methodology

    Lehman Brothers has also reviewed the value of the TELEFONICA share against trading comparables and brokers views on value to confirm that the market value of the TELEFONICA share is a reasonable basis for valuing the offer under the market valuation.

    Finally, Lehman Brothers has carried out an analysis of the relative value of the TELEFÓNICA MÓVILES and TELEFÓNICA share price over time.

    Lehman Brothers analysis is based upon TELEFÓNICA MÓVILES’s management projections for the business. These projections reflect the management team’s best estimations of the future development of the various units. In this assessment Lehman Brothers has performed:

        A DCF valuation of TELEFÓNICA MÓVILES based on its business plan for the years 2006 to 2009, and an extrapolation for 2010.

        A DCF valuation of TELEFÓNICA largely based on market forecasts for its businesses other than TELEFÓNICA MÓVILES.

    Based on its conversations with Management, Lehman Brothers Europe Limited understands that no significant synergies will be derived from the merger.

    Analysis of the valuation of TELEFÓNICA MÓVILES by the "Sum-of-the-Parts" methodology

    Lehman Brothers has valued TELEFÓNICA MÓVILES by means of the "Sum-of-the-Parts" methodology, applying in each case the most appropriate valuation method according to the characteristics of the asset in question. For the cash position of TELEFÓNICA MÓVILES, Lehman Brothers has used the book values published by the company itself as of December 31, 2005. For the operating assets of TELEFÓNICA MÓVILES, as well as for stakes in subsidiaries, Lehman Brothers has used the cash flow discount methodology in order to determine the present net value of the cash flows generated by such assets discounted to their respective weighted average costs of capital. Lehman Brothers has envisaged other possible sources of creation of value such as tax credits generated in previous years as well as the deductibility of the amortization of goodwill and the tax credits for export activities.

    The result of the "Sum-of-the-Parts" valuation of Lehman Brothers shows a price of €13.84 for each share of TELEFÓNICA MÓVILES. The implied value of the share of TELEFÓNICA MÓVILES would become €13.40 after taking into account the extraordinary dividend.

    In addition to the cash flow discount valuation, as an additional reference, Lehman Brothers has valued the Spanish and Latin American assets of TELEFÓNICA MÓVILES using comparable transactions and listed companies, through the application of the implied multiples of those transactions and of those comparable listed companies to the projections of Earnings Before Interest, Taxes, Depreciation and Amortization given by the management team for the activities in Spain and Latin America.

    TELEFÓNICA MÓVILES Comparables Valuation Analysis

    In order to value TELEFÓNICA MÓVILES, Lehman Brothers Europe Limited has selected the following comparable companies and transactions:

        Comparable Trading Companies:

          Spain: based on major European wireless companies (Vodafone, Cosmote and Mobistar).

          Latam Assets: based on Latin America wireless trading multiples (América Móvil, Telesp Celular, Telemig Celular, Tim Participaçôes).

    Lehman Brothers applied the average multiple of the listed companies’ enterprise values to forecasted EBITDA for each 2006 and 2007 to TELEFÓNICA MÓVILES forecasted EBITDA for such years to calculate implied firm values for TELEFÓNICA MÓVILES, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €9.8 to €10.0 per TELEFÓNICA MÓVILES share based on TELEFÓNICA MÓVILES forecasted 2006 and 2007, respectively.

        Comparable Transactions

          Spain: Lehman Brothers has selected the major European western transactions from the last 18 months (Telefónica/ O2, FT/ Amena, TI/ TIM). Lehman Brothers range has been selected by excluding the high and the low multiples. In the low end of the range, Lehman Brothers has also excluded the value of TELEFÓNICA MÓVILES’ tax credits on the basis that each of the comparable transactions ascribed significant value to tax assets or synergies which are therefore represented in the overall comparable multiple.

          Latam Assets: Lehman Brothers has selected the major Latam mobile transactions since the end of 2004. By excluding the high/ low end of the range, Lehman Brothers valuation is based on the TIM Peru transaction with América Móvil and the TELEFÓNICA MÓVILES transaction with Bellsouth.

    Lehman Brothers applied the average multiple of the enterprise values to prior last twelve months EBITDA to TELEFÓNICA MÓVILES forecasted EBITDA for 2006 to calculate implied firm value for TELEFÓNICA MÓVILES, and then made adjustments to such firm values for other assets and liabilities. The results of this analysis were implied equity values of €9.1 to €12.2 per TELEFÓNICA MÓVILES share based on TELEFÓNICA MÓVILES forecasted 2006.

    Broker Views

    Lehman Brothers reviewed brokers’ target prices for TELEFÓNICA MÓVILES shares in reports published between February 1, 2006 and March 9, 2006. The average of these target prices was €9.9 per share and the median was €10.2.

    Historical Share Price Performance

    Lehman Brothers reviewed the historical share price performance and trading volumes of TELEFÓNICA MÓVILES shares since its Initial Public Offering on November 22, 2000. Lehman Brothers also calculated the average market price of TELEFÓNICA MÓVILES shares for the one-month, three-months, six months and one-year periods prior to March 16, 2006. The following table sets forth the results of this analysis:

Period	Average Share Price (€)
Since IPO	8.1
Last 12 Months	9.1
Last 6 Months	9.1
Last 3 Months	9.5
Last Month	10.2

    TELEFÓNICA Market Valuation Analysis

    Historical Share Price Performance

    Lehman Brothers reviewed the historical share price performance and trading volumes of TELEFÓNICA shares since TELEFÓNICA MÓVILES Initial Public Offering on November 22, 2000. Lehman Brothers also calculated the average market price of TELEFÓNICA shares for the one-month, three-months, six months and one-year periods prior to March 16, 2006. The following table sets forth the results of this analysis:

Period	Average Share Price (€)
Since IPO	11.8
Last 12 Months	13.2
Last 6 Months	13.2
Last 3 Months	12.9
Last Month	13.2

    Broker Views

    Lehman Brothers reviewed brokers’ target prices for TELEFÓNICA shares in reports published between February 22, 2006 and March 9, 2006. The average of these target prices was €14.8 per share and the median was €15.0.

    Analysis of the Valuation of TELEFÓNICA by the "Sum-of-the-Parts" methodology

    Lehman Brothers has valued TELEFÓNICA MÓVILES by means of the "Sum-of-the-Parts" methodology, applying in each case the most appropriate valuation method according to the characteristics of the asset in question. For the cash position of TELEFÓNICA MÓVILES, Lehman Brothers has used the book values published by the company itself as of December 31, 2005. For the operating assets of TELEFÓNICA MÓVILES, Lehman Brothers has used the cash flow discount methodology in order to determine the present net value of the cash flows generated by such assets discounted to their respective weighted average costs of capital, with the exception of O2, which has been valued at the purchase price, as well as the stakes in TPI, Portugal Telecom and China Netcom, which have been valued at market prices. Lehman Brothers has envisaged other possible sources of creation of value such as tax credits generated in previous years as well as the deductibility of the amortization of goodwill.

    The result of the "Sum-of-the-Parts" valuation of Lehman Brothers shows a price of €17.81 for each share of TELEFÓNICA.

    Adjusted opinion of Equity Research Analysts

    Lehman Brothers has recalculated the price targets set by the equity research analysts by replacing the valuation which they gave to TELEFÓNICA MÓVILES (in cases in which it was available) with that obtained by cash flow discounting on the basis of the estimates provided by the management team.

    The average of these "adjusted" price targets became €18.01 per share, whereas the median became €17.82.

    Relative Valuation: Exchange Ratio Analysis

    Lehman Brothers performed a relative analysis of the historical share price performance for both TELEFÓNICA MÓVILES and TELEFÓNICA by comparing market prices of TELEFÓNICA MÓVILES shares to market prices of TELEFÓNICA shares during the period from March 16, 2006 to March 24, 2006. Lehman Brothers also calculated the average ratio of the market price of a TELEFÓNICA share to the adjusted price of a TELEFÓNICA MÓVILES share for the month prior to the offer, the six-month period of September 2005 through March 2006, and the one-year period of March 2005 through March 2006. The following table sets forth the results of this analysis:

Period	Average Ratio
Last 12 Months	1.46
Last 6 Months	1.43
Last Month	1.33
Since TELEFÓNICA Offer (16/03/2006)	1.21

    The average ratio showed does not take into account the dividends made known by both companies and that will be paid before the merger is registered.

    Lehman Brothers Europe Limited also calculated the average ratio using relative fundamental valuations, implying average exchange ratios of 1.24 to 1.34, without taking into consideration the extraordinary dividend of €0.435 per share, and of 1.28 to 1.38 taking into account such dividend.

  2.6 Comparison with the criteria envisaged for de–listing offers

  Merely by way of indication, the directors or TELEFÓNICA MÓVILES requested Morgan Stanley and Lehman Brothers to calculate the values of TELEFÓNICA MÓVILES which would result from the application of the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26, taking into consideration the dividends which TELEFÓNICA MÓVILES intends to pay to its shareholders before the registration of the merger.

  Such analysis leads to the following values:

    2.6.1 Morgan Stanley

    A summary is included below of the analysis performed by Morgan Stanley in relation to the valuation of TELEFÓNICA MÓVILES in accordance with the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26.

      Underlying book value: 1.33 euros per share of TELEFÓNICA MÓVILES, resulting from dividing the "net worth attributable to the shareholders of the parent company" by the number of shares of TELEFÓNICA MÓVILES.

      Liquidation value:

      In the opinion of Morgan Stanley, the liquidation value of TELEFÓNICA MÓVILES would never exceed the market valuation of TELEFÓNICA MÓVILES determined by methodology based on the continuity of the business and the future results. The range of the liquidation value would at all times and in any event be below the market value and could be determined as a range between:

        Book value of TELEFÓNICA MÓVILES.

        Value of the sum of the parts of TELEFÓNICA MÓVILES deducting the debt, contingent liabilities, other expenses, taxes and the adverse effect on the sale price of assets of the lower competitive tension in an auction process.

      Average listed price of TELEFÓNICA MÓVILES in the last 6 months: 9.64 euros per share.

      Price of the consideration previously offered, if some tender offer had been made in the last year:

      No tender over has been made for TELEFÓNICA MÓVILES in the past year or previously.

    2.6.2 Lehman Brothers

      A summary is included below of the analysis performed by Lehman Brothers in relation to the valuation of TELEFÓNICA MÓVILES in accordance with the criteria established in section 3 of Article 7 of Royal Decree 1197/1991, of July 26.

        Underlying book value:

        The underlying book value of TELEFÓNICA MÓVILES amounts to 1.43 euros per TELEFÓNICA MÓVILES share, resulting from dividing the "net worth" by the number of shares of TELEFÓNICA MÓVILES.

        Liquidation value:

        The liquidation value of an enterprise is intended to reflect its value in a possible situation of dissolution and final conclusion of business. Therefore, it is a static approach, since it only takes into consideration the situation of its assets and liabilities at the time of the valuation and not the income which they may generate in the future. Therefore, the principle of the company’s on going concern is not taken into account.

        The process is based essentially on obtaining the net worth resulting from realizing all the assets and liquidating all the liabilities of the company taking into consideration the latent capital gains/losses, as well as the contingencies which may exist. It must be borne in mind that, in practice, the price obtained upon the transfer of some of the assets may be lower than their book value. This will essentially depend on the speed with which it is necessary to sell them.

        Lehman Brothers considers that the liquidation value of the company is lower than the value of the going concern.

        If a sale in parts of the different subsidiaries in each country is considered, the valuation methodology would be quite similar to that used in the scenario of the Discount of Cash Flows reducing their valuation by the investment necessary for them to operate independently.

        It is necessary to consider the fact that the combined management of the assets within TELEFÓNICA MÓVILES benefits from substantial synergies, of benefits (fame of the trademark, technological development) as well as of costs (economies of scale, cost of equipment, central functions).

        Therefore, in the opinion of Lehman Brothers, under no circumstance would the valuation resulting from an analysis of the sum of the parts exceed that obtained on the basis of the Discount of Cash Flows.

        Average listed price of TELEFÓNICA MÓVILES:

        The average listed price of TELEFÓNICA MÓVILES in the 6 months of effective trading prior to the date of announcement of the transaction (i.e., the 180 days on which the shares were traded) was 9.13 euros.

        Price of the consideration previously offered, if some tender offer had been made in the past year:

        No tender offer has been made for TELEFÓNICA MÓVILES in the past year or previously.

        Consequently, the valuation of the share of TELEFÓNICA MÓVILES used in the merger (10.20 euros per share) is greater than the highest of the prices which would result from the application of the criteria provided in Article 7.3 of Royal Decree 1197/1991, of July 26, all of this taking into account the dividends which TELEFÓNICA MÓVILES intends to pay to its shareholders before the registration of the merger.

  2.7 Conclusions

  On the basis of the foregoing, the directors of TELEFÓNICA MÓVILES conclude:

      That the merger the subject-matter of this Report is highly advisable for both participating entities and their shareholders, since it constitutes the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders; and

      That the exchange ratio has been determined according to the real values of the companies involved in the merger and is considered fair for the shareholders of TELEFÓNICA MÓVILES other than its majority shareholder TELEFÓNICA, as conformed by the fairness opinions issued for the Board of Directors of TELEFÓNICA MÓVILES by Morgan Stanley and Lehman Brothers.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 16th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors